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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C., 20549

                                    FORM 11-K

         [X]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL
                  YEAR ENDED DECEMBER 31, 1998

                                       OR

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION
                  PERIOD FROM             TO               .
                             -------------  ---------------

                           COMMISSION FILE NO. 0-2525

A. Full Title of the Plan and the address of the Plan, if different from that of the issuer named below:

                   HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

                       HUNTINGTON BANCSHARES INCORPORATED
                                HUNTINGTON CENTER
                              41 SOUTH HIGH STREET
                              COLUMBUS, OHIO 43287


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                   HUNTINGTON INVESTMENT AND TAX SAVINGS PLAN
                   ------------------------------------------

                              REQUIRED INFORMATION
                              --------------------

Item 4.  Financial Statements and Supplemental Schedules for the Plan.

The Huntington Investment and Tax Savings Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). In lieu of the requirements of Items 1-3 of this Form, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan financial statements and supplemental schedules for the fiscal year ended December 31, 1998, are included as Exhibit 99.1 to this report on Form 11-K and are incorporated herein by reference. The Plan financial statements and supplemental schedules have been audited by Ernst & Young LLP, Independent Auditors, and their report is included therein.

                                    EXHIBITS
                                    --------

23.1     Consent of Independent Auditors, Ernst & Young LLP

99.1 Financial statements and supplemental schedules of The Huntington Investment and Tax Savings Plan for the fiscal year ended December 31, 1998, prepared in accordance with the financial reporting requirements of ERISA.

                                   SIGNATURES
                                   ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, Huntington Bancshares Incorporated, the Plan administrator, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                     HUNTINGTON INVESTMENT
                                     AND TAX SAVINGS PLAN

Date:  June 29, 1999                 By: /s/ Leslie P. Ridout
     ---------------                 ---------------------
                                     Leslie P. Ridout
                                     Executive Vice President
                                     Huntington Bancshares Incorporated

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